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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2017__ AND ENDING __12/31/2017__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET ACCESS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, 11th floor
                                    (No. and Street)

New York   New York   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                            212 709-9453
Arthur Goetchius
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
                    (Name – if individual, state last, first, middle name)

1411 Broadway, 9th floor   New York   New York   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Goetchius _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Access (a general partnership) _____ , as of December 31 _____ , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

GREGORY D. VISCOVICH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VI6213234
Qualified in Nassau County
My Commission Expires November 02, 2021

Arthur Goetchius
Signature

C E O
Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET ACCESS (a general partnership)

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(WITH SUPPLEMEMTARY INFORMATION)
DECEMBER 31, 2017

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

WALL STREET ACCESS (a general partnership)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Partners of
Wall Street Access (a general partnership)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wall Street Access (a general partnership) (the "Partnership"), as of December 31, 2017, and the related statements of operations, changes in partners' capital and cash flows for the year then ended and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplementary information is the responsibility of the Partnerships management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Partnership's auditor since 2016.

February 26, 2018
Whippany, New Jersey

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	196,428
Cash, segregated for the exclusive benefit of customers		183,485
Investments owned, at fair value		62,008,443
Due from broker, including clearing deposits of $400,000		543,615
Due from affiliates		267,786
Property and equipment, net		132,782
Commissions and fees receivable		126,951
Accrued interest receivable		189,449
Prepaid expenses and other assets		441,227
Total assets	$	64,090,166

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Securities sold, not yet purchased, at fair value	$	18,938,764
Accounts payable and accrued expenses		590,385
Employee compensation payable		1,146,993
Due to affiliates		507,461
Due to broker		22,123,364
Total liabilities		43,306,967
Partners' capital		20,783,199
Total liabilities and partners' capital	$	64,090,166

See accompanying notes to financial statements.

WALL STREET ACCESS (a general partnership)

STATEMENT OF OPERATIONS

Year Ended December 31, 2017

Revenues		
Commissions and fees	$	9,458,465
Investment gains and losses, net		2,642,897
Gains on securities trading		4,627,749
Dividends and interest		1,243,883
Other income		6,737
Total revenues		17,979,731
Expenses		
Employee compensation and benefits		6,598,112
Clearing, exchange and execution		4,394,189
Communications and data processing		1,215,290
Occupancy and related expenses		438,481
Professional services		445,897
Depreciation and amortization		75,781
Equipment rental		320,047
Travel and transportation		80,747
Dues and assessments		47,082
Insurance		192,678
Promotion		23,702
Regulatory		91,851
Printing, postage and office supplies		32,135
Expense sharing allocation		(199,097)
Other expenses		388,036
Total expenses		14,144,931
Net income	$	3,834,800

WALL STREET ACCESS (a general partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year Ended December 31, 2017

Partners' capital, beginning of year	$ 17,423,856
Capital distributions	(475,457)
Net income	3,834,800
Partners' capital, end of year	$ 20,783,199

WALL STREET ACCESS (a general partnership)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	3,834,800
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		75,781
Changes in operating assets and liabilities:		
Cash, segregated for the exclusive benefit of customers		70,905
Investments owned, at fair value		(42,070,311)
Due from broker		83,220
Due from affiliates		(2,542)
Commissions and fees receivable		(37,388)
Accrued interest receivable		(181,196)
Prepaid expenses and other assets		171,855
Securities sold, not yet purchased, at fair value		16,888,244
Accounts payable and accrued expenses		(371,648)
Employee compensation payable		505,186
Due to affiliates		24,014
Due to broker		21,160,082
Net cash provided by operating activities		151,002
Cash flows from investing activities		
Purchases of property and equipment		(24,986)
Cash flows from financing activities		
Capital distributions		(475,457)
Net change in cash and cash equivalents		(349,441)
Cash and cash equivalents, beginning of year		545,869
Cash and cash equivalents, end of year	$	196,428

See accompanying notes to financial statements.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Wall Street Access ("WSA" or the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single-member LLCs owned by Wall Street Access, LLC. Wall Street Access, LLC is owned 100% by Wall Street Access Corporation (the "Parent.") WSA provides securities research and brokerage execution to institutional customers and acts as an equities market maker and a fixed income securities dealer to institutional customers and other broker-dealers. In addition, WSA is engaged in proprietary trading of securities for its own account.

WSA is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). WSA is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and New York Stock Exchange, Inc. (the "NYSE").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Valuation of Investments and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

6

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Transfers between levels are recognized at the beginning of the report period.

Valuation Techniques

The Partnership values investments in preferred and common stock, exchanged traded funds, mutual funds, limited partnerships, corporate bonds and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For those securities whose inputs are based on bid-ask prices, the Partnership's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Fair value for many cash and OTC contracts are derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

Investments in Private Investment Companies

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Partnership if necessary) in a manner consistent with GAAP for investment companies. The Partnership applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Partnership's entire position in a particular investment, unless it is probable that the Partnership will sell a portion of an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Partnership considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in secondary markets, bids received from potential buyers, and overall market conditions in its determination of fair value.

At December 31, 2017, the Partnership had investments in private investment companies of $1,489,650 measured using net asset value as a practical expedient.

Investment in Private Operating Companies

The Partnership's investments in private operating companies consist of common stock and membership interests. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Partnership's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation methodologies that consider the evaluation of arm's length financing and sale transactions with third parties. These investments in private operating companies are generally included in Level 3 of the fair value hierarchy.

Fair Value - Valuation Processes

The Partnership establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. The Partnership designates the Management to oversee the entire valuation process of the Partnership's Level 3 investments. Management is separate from the Partnership's portfolio management and deal team, and reports to the Partnership's management. The Management is responsible for developing the Partnership's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Management reviews investments on a monthly basis, or more frequently as needed, to determine the valuations of the Partnership's Level 3 investments. Valuations determined by the Partnership are required to be supported by market data, industry accepted third-party pricing models, or other methods that Management deems to be appropriate, including the use of internal proprietary pricing models.

Since December 31, 2016, there have been no changes in valuation techniques within Level 2 and 3 fair value hierarchy that have made a material impact on the valuation of financial instruments.

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of

NOTES TO FINANCIAL STATEMENTS

operations. Commission revenue and related commission expenses are recorded on a trade-date basis. The Partnership earns commissions as an introducing broker for the transactions of its customers and earns trading profits on equity securities.

Gains on securities trading were earned by the Partnership by making markets in equities.

Dividends are recorded on the ex-dividend date.

Interest revenue represents the Partnership's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Partnership's principal clearing broker. Interest income is recognized on an accrual basis. The Partnership also pays interest expense to its clearing broker to finance its proprietary trading and earns coupon interest on these positions.

Order flow rebates, earned from various brokers in exchange for routing trades to them for execution, are recorded on a trade-date basis and included in other income on the statement of operations.

Commission Expense

The Partnership ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). Amounts due under these agreements are included in cash, segregated for the exclusive benefit of customers on the statement of financial condition.

Income Taxes

The Partnership is a disregarded subsidiary in the Parent's consolidated tax return. The Parent pays no federal or state income taxes. The Parent is subject to certain local taxes including New York City general corporation business tax. Income taxes are allocated to the Parent's subsidiaries on a separate return basis. The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Parent and its subsidiary companies are no longer subject to income tax examinations by major taxing authorities

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

for years prior to 2014. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Partnership's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

At December 31, 2017, Wall Street Access Corp's consolidated tax group has a New York City net operating loss carryforward ("NOL") of approximately $9,271,000, which expires in 2032. The deferred tax asset from the Partnership's NOL is approximately $201,000. A valuation allowance for the full amount of the deferred tax asset has been established. The valuation allowance decreased by approximately $20,000 at December 31, 2017.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

In May 2014, the Financial Accounting Standards Board ('FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (' ASU 2014-09") to clarify the principles for recognizing revenue and to develop common revenue accounting guidance for U.S. GAAP and International Financial Reporting Standards. Subsequently, FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require the entity to recognize revenues as goods or services are transferred to the customer at an amount that entity expects to be entitled to in exchange for those goods and services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosures requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contacts with customers. ASU 20114-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Partnership expects the adoptions of this new standard will not have a material impact on the operating results of the Partnership.

3. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Partnership's policies. The following table presents information about the Partnership's assets and liabilities measured at fair value as of December 31, 2017:

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investments (at fair value)				
Corporate bonds		$ 19,950,179		$ 19,950,179
Municipal bonds		12,832,580		12,832,580
Certificates of deposit		11,411,040		11,411,040
U.S. Treasury bonds		492,950		492,950
Exchange traded funds				
Financial institutions	860,036			860,036
Natural resources	312,000			312,000
Limited partnerships				
Electrical services	26,886			26,886
Preferred stocks				
Natural resources	64,022			64,022
Insurance	1,838			1,838
Healthcare	162,796			162,796
Common stocks				
Financial institutions	1,489,883			1,489,883
Computer hardware & software	1,825,880			1,825,880
Natural resources	65,965			65,965
Insurance	2,144,618			2,144,618
Data processing	1,241,000			1,241,000
Medical	849,772			849,772
Travel	985,785			985,785
Electrical services	257,358			257,358
Communications	66,874			66,874
Healthcare	107,294			107,294
Other	9,120			9,120
Investments in private operating companies				
Financial institutions			500,000	500,000
Real estate			322,844	322,844
Mutual funds				
Financial institutions	4,538,073			4,538,073
	15,009,200	44,686,749	822,844	60,518,793
Investments valued using practical expedient				1,489,650
Total	$ 15,009,200	$ 44,686,749	$ 822,844	$ 62,008,443

11

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities				
Investments (at fair value)				
Corporate bonds	$ -	$ 25,540	$ -	$ 25,540
US Treasuries		11,329,973		11,329,973
Municipal bonds		5,982,603		5,982,603
Common stock				
Financial Institutions	1,600,648			1,600,648
Total	**$ 1,600,648**	**$ 17,338,116**	**$ -**	**$ 18,938,764**

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2017:

	Level 3							
	Beginning Balance January 1, 2017	Realized & Unrealized Gains (Losses)	Purchases	Sales	Settlements	Transfers In and/or (Out) of level 3*	Ending Balances December 31, 2017	Unrealized Gains (Losses) for Investments Still Held at December 31, 2017
Assets (at fair value)								
Investments in private operating companies	$ 807,618	$ -	$ 15,226	$ -	$ -	$ -	$ 822,844	$ -
Investments in private investment companies	-	-		-		-	-	
	$ 807,618	$ -	$ 15,226	$ -	$ -	$ -	$ 822,844	$ -

12

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the valuation techniques and significant unobservable inputs used in the Partnership's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2017:

	December 31, 2017	Techniques	Inputs	(Weighted Average)
Assets (at fair value)				
Investments in securities				
Common stock	$ 500,000	Market comparable companies	Tangible book value	1X(1X)
Real Estate	322,844	Market comparable properties	Price per square foot	1X(1X)

The Partnership's remaining Level 3 investments have been valued using unadjusted historical third party financial information. As a result, there were no unobservable inputs that have been internally developed by the Partnership in determining the fair values of these investments as of December 31, 2017.

There were no transfers between either levels 1, 2 or 3 during the year.

4. Investments in certain entities that calculate net asset value per share

As of December 31, 2017, the Partnership was invested in other private investment companies. Each of these investments has certain restrictions with respect to rights of withdrawal by the Partnership as specified in the respective agreements. Generally, the Partnership is required to provide notice of its intent to withdraw after the investment has been maintained for a certain period of time. The management agreements of the private investment companies provide for compensation to the managers in the form of fees ranging from 0% to 1.25% annually of net assets and performance incentive allocations or fees ranging from 0% to 20% of net profits earned.

The Partnership is subject to credit risk to the extent that the investment managers of the underlying private investment companies are unable to fulfill their obligations according to their organizational documents. The Partnership, through its investments in private investment companies, is subject to risk inherent when investing in securities and private investments. In connection with its investments, the Partnership is subject to the market and credit risk of those investments held or sold short by the private investment companies. Due to the nature of the Partnership's investments, the risks described above are limited to the Partnership's investment balances and unfunded commitments to private investment companies.

Fair value measurements of investments in certain entities that calculate net asset value per share are as follows:

	Fair Value	Commitments	Frequency	Notice Period
Private equity funds (a)	300,394		on a liquidation event	-
Arbitrage (b)	1,189,256		semi-annual	45 days
	$ 1,489,650			

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

(a) This category includes several private equity funds which invest in other operating entities. These investments can never be redeemed with the funds. Instead, the nature of the investments in this category is that distributions are received through the liquidation of the underlying assets of the respective fund. As of December 31, 2017, it is probable that all of the investments in this category will be sold at an amount different from the net asset value of the Partnership's ownership interest in the partners' capital. The majority of the fair value of these investments is calculated based on the General Partner's fair value of the underlying investee funds.

(b) This category includes investments in arbitrage funds. These investments take advantage of a price differential between two or more markets, striking a combination of matching deals that capitalize upon the imbalance. The fair market value of the investments in this category has been estimated using the net asset value per share of the investments.

5. Property and equipment

Details of property and equipment at December 31, 2017 are as follows:

Furniture and fixtures	$	325,166
Computer equipment		339,443
Leasehold improvements		1,232,545
Computer software		78,116
		1,975,270
Less accumulated depreciation and amortization		1,842,488
	$	132,782

Depreciation and amortization expense was approximately $76,000 for the year ended December 31, 2017.

6. Off-balance sheet risk

In the normal course of business, the Partnership may enter into various transactions involving derivatives and other off-balance-sheet financial instruments.

Securities sold, not yet purchased, at fair value represent obligations of the Partnership to deliver the specified security at the contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, at fair value may exceed the amount recognized in the statement of financial condition.

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies its clearing brokers, Pershing LLC and ICBC, against certain losses the clearing brokers may sustain from customer accounts introduced by the Partnership. As of December 31, 2017, there were no unsecured amounts related to these accounts that were owed to the clearing broker.

At December 31, 2017, all principal securities positions were in possession or control of the clearing brokers with the exception of the private investment companies and private operating investments. Credit exposure may result in the event the clearing broker is unable to fulfill their contractual obligations.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

7. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Commitments and contingencies

The Partnership has two non-cancelable operating leases for office space expiring through June 2020. Future annual minimum payments are as follows:

Year ending December 31,

2018	646,363
2019	121,429
2020	61,522
	$ 829,314

Rent expense for the year ended December 31, 2017 was approximately $371,000.

The Partnership has various sublease agreements for its office space, which will expire on various dates through December 2018. Rental income under these agreements was approximately $236,000, and is included in occupancy and related expenses on the statement of operations.

9. Related party transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership.

As of December 31, 2017, the Partnership has receivables due from other affiliates of approximately $268,000 and a payable due to other affiliates of approximately $507,000. These amounts are included in due to/from affiliates in the statement of financial condition.

The Partnership has service agreements with affiliated entities whereby the Partnership provides general and administrative services in return for a monthly fee based on the expense sharing agreement. Approximately $199,000 is reported as a reduction of expenses in the statement of operations related to these service agreements.

10. Concentration of revenue

During the year ended December 31, 2017, two customers provided approximately 55% of the commission and fees revenue.

11. Net capital requirements

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

As a registered broker-dealer, WSA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, WSA's net capital was approximately $11,194,000, which was approximately $10,194,000 in excess of its minimum requirement of approximately $1,000,000.

WALL STREET ACCESS (a general partnership)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION Schedule 1

December 31, 2017

Partners' capital	$ 20,783,199
Less nonallowable assets	
Investments owned, at fair value	2,312,494
Petty cash	4,000
Due from affiliates	267,786
Property and equipment, net	132,782
Commissions and fees receivable	126,951
Prepaid expenses and other assets	842,010
	3,686,023
Net capital before haircuts	17,097,176
Haircuts	
U.S. equity securities investments	3,026,122
Exempted securities	776,047
Corporate bonds	1,282,924
Municipal bonds	817,673
	5,902,766
Net capital	$ 11,194,410
Aggregate indebtedness	$ 2,244,839
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$ 149,656
Minimum net capital required (under SEC Rule 15c3-1)	$ 1,000,000
Excess net capital ($11,194,410 - $1,000,000)	$ 10,194,410

Percentage of aggregate indebtedness to net capital		
	$ 2,244,839	
	$ 11,194,410	
		20%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Partnership's unaudited Form X-17A-5 Part II-A filing as of December 31, 2016.

WALL STREET ACCESS (a general partnership)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule 2

December 31, 2017

The Partnership is exempt from the Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Partners of
Wall Street Access (a general partnership)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Wall Street Access (a general partnership) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii), (the "exemption provisions") and (2) the Partnership stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 26, 2018
Whippany, New Jersey

Wall Street Access 17 Battery Place New York NY 10004

Tel 212 709 9400 www.wsaccess.com

Member New York Stock Exchange and SIPC



Wall Street Access' Exemption Report

Wall Street Access (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception

Wall Street Access

I, _____ , affirm that, to the best of my knowledge and belief, this

Exemption Report is true and correct

By: Arthur Goetchius

Chief Executive Officer

February 26, 2018